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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Molecular Dynamics, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  608514105

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

           Mr. Arnold Snider c/o Deerfield Management,
                450 Lexington Avenue, Suite 1930,
            New York, New York 10017, (212) 551-1600

     (Date of Event which Requires Filing of this Statement)

                         March 17, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 608514105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deerfield Capital, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         834,670

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         834,670

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         834,670

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         8.1%

14. Type of Reporting Person

         PN














































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CUSIP No. 608514105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deerfield Management Company

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         115,330

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         115,330

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         115,330

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         1.1%

14. Type of Reporting Person

         PN














































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CUSIP No. 608514105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Arnold H. Snider

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

          10,000

8.  Shared Voting Power:

         950,000

9.  Sole Dispositive Power:

          10,000

10. Shared Dispositive Power:

         950,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         960,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         9.3%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report a material change in the ownership of Arnold Snider, Deerfield Capital, L.P. and Deerfield Management Company in the Common Stock of Molecular Dynamics, Inc. (the "Company"). All capitalized terms not defined herein have the definitions given them in the original Schedule 13D.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, Mr. Snider is deemed to beneficially own 960,000 shares of the Company's Common Stock, Deerfield Capital is deemed to beneficially own 834,670 shares of the Company's Common Stock and Deerfield Management is deemed to beneficially own 115,330 shares of the Company's Common Stock. 834,670 shares of Common Stock are held by Deerfield Partners, L.P. and 115,330 shares are held by Deerfield International Limited. 10,000 shares of Common Stock are held by Mr. Snider personally. The shares of Common Stock were purchased in open market transactions at an aggregate cost of $8,484,360. The funds for the purchase of the Common Stock held in the Funds came from each entity's own funds or from margin loans entered into in the ordinary course of business. The funds for the purchase of the Common Stock held by Mr. Snider came from his personal funds or from margin loans entered into in the ordinary course of business.

Item 4.  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, Mr. Snider is deemed to beneficially own 960,000 shares of the Company's Common Stock. Based on the Company's filing on Form 10-Q on November 12, 1997, as of October 26, 1997 there were 10,351,426 shares of the Company's Common Stock outstanding. Therefore, Mr. Snider is deemed to beneficially own 9.3% of the Company's outstanding shares of Common Stock. Deerfield Capital is deemed to beneficially own 834,670 shares of Common Stock, equal


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         to 8.1% of the Company's outstanding shares of Common
         Stock. Deerfield Management is deemed to beneficially own 115,330 shares of Common Stock, equal to 1.1% of the Company's outstanding shares of Common Stock. Mr. Snider personally beneficially owns 10,000 shares of Common Stock, equal to .1% of the Company's outstanding shares of Common Stock. Deerfield Capital and Deerfield Management have the power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Company's Common Stock that they each respectively currently beneficially own. Mr. Snider has shared power to vote, direct the vote, dispose of or direct the disposition of all of the Company's Common Stock that are beneficially owned by each of the other Reporting Persons and sole power to vote, direct the vote, dispose of and direct the disposition of all of the Company's Common Stock personally beneficially owned by him.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits.


         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting Persons since
              60 days prior to March 17, 1998 through the date of this filing is filed herewith as Exhibit B.

















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         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

March 24, 1998



DEERFIELD CAPITAL, L.P.


By: Snider Capital Corp.,
    General Partner

By: /s/ Arnold H. Snider

    ___________________________
    Arnold H. Snider, President



DEERFIELD MANAGEMENT COMPANY

By: Snider Management Company,
    General Partner

By: /s/ Arnold H. Snider

    ___________________________
    Arnold H. Snider, President



ARNOLD H. SNIDER

/s/ Arnold H. Snider
___________________________












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                            Exhibit A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated
March 24, 1998 relating to the Common Stock of Molecular
Dynamics, Inc. shall be filed on behalf of the undersigned.


DEERFIELD CAPITAL, L.P.


By:      Snider Capital Corp.,
         General Partner

By:      /s/ Arnold H. Snider

         ___________________________
         Arnold H. Snider, President



DEERFIELD MANAGEMENT COMPANY

By:      Snider Management Company,
         General Partner

By:      /s/ Arnold H. Snider

         ___________________________
         Arnold H. Snider, President



ARNOLD H. SNIDER

/s/ Arnold H. Snider
___________________________












00871001.AO9



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                         EXHIBIT B

                 SCHEDULE OF TRANSACTIONS

Transaction        Shares Acquired     Price Per Share
Date               (Sold)              (Not Including Commission)
______________     _______________     __________________________

3/17/98               55,000               $13.8977












































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00871001.AO9